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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM 6-K

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                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

              REPORT ON FORM 6-K DATED FOR THE MONTH OF JULY, 2005

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                           SHAMIR OPTICAL INDUSTRY LTD
                 (Translation of Registrant's Name Into English)

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                      Kibbutz Shamir, Upper Galilee, 12135
                    (Address of principal executive offices)

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     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                        Form 20-F [X]   Form 40-F  [ ]

     (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                              Yes [ ]   No [X]

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-_______)

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                        Shamir Optical Industry Ltd
                                        (Registrant)

Date:  July 5, 2005
                                        By:     /s/ Mira Watterman
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                                                Mira Watterman
                                                Executive Assistant to the CEO

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                           SHAMIR OPTICAL INDUSTRY LTD


                     SPECIAL GENERAL MEETING OF SHAREHOLDERS

                           TO BE HELD ON JULY 18, 2005

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                           NOTICE AND PROXY STATEMENT

This Notice and Proxy Statement (the "Proxy Statement") is furnished to the holders of ordinary shares, par value NIS 0.01 per share (the "Shares"), of Shamir Optical Industry Ltd in connection with an Extraordinary General Meeting of Shareholders of the Company to be held at the offices of M. Seligman & Co., Attorneys-at-Law, located at 23 Menachem Begin Rd., Tel Aviv 66184, Israel on July 18, 2005 at 11:00 a.m. local time, and thereafter as it may be adjourned from time to time (the "Meeting"). Unless the context otherwise requires, references in this Proxy Statement to "Shamir," the "Company," "we" or "our" refer to Shamir Optical Industry Ltd.

At the Meeting, the following resolution will be proposed for adoption by the shareholders:

     o To elect Messrs. Amos Netzer and Ami Samuels as external directors of the Company.

     o    To approve the compensation of the external directors.


SHAREHOLDERS ENTITLED TO VOTE

Only holders of record of Shares at the close of business on Wednesday, June 15, 2005 (the "Record Date") are entitled to receive notice of, and to vote at, the Meeting.

On the Record Date, the Company had 16,111,332 issued and outstanding Shares. Each Share is entitled to one vote on each matter to be voted on at the Meeting. The votes of all shareholders voting on a matter are counted and abstentions are not taken into account.

PROXIES

Shareholders may vote their shares at the Meeting whether or not they attend by appointing proxies to vote on their behalf. A shareholder may appoint a proxy by the deposit of a proxy at the offices of M. Seligman & Co., Attorneys' at-Law, at the address recorded above no later than two hours before the time of the Meeting. Shareholders may revoke their proxy at any time before the effective exercise thereof by filing with the Company a written notice of revocation or a duly executed proxy bearing a later date or by voting in person at the Meeting.

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We know of no other matters to be submitted at the Meeting other than as specified herein. If any other business is properly brought before the Meeting, the persons named as proxies may vote in respect thereof in accordance with their best judgment.

We expect to mail the Proxy Statement to shareholders on or about June 28, 2005. Shamir will bear all expenses of this solicitation. In addition to the solicitation of proxies by mail, our directors, officers and employees, without receiving additional compensation therefor, may solicit proxies by telephone, facsimile, in person or by other means. Brokerage firms, nominees, fiduciaries and other custodians may be requested to forward proxy solicitation materials to the beneficial owners of our Shares and we will reimburse such brokerage firms, nominees, fiduciaries and other custodians for reasonable out-of-pocket expenses incurred by them in connection therewith.

QUORUM

The quorum required for the Meeting consists of two or more members who are present in person or proxy, or who have delivered a proxy card and who together hold shares conferring no less than one-third (33 1/3%) of the voting power in the Company. If a quorum is not present within an hour of the time designated for the meeting, the meeting shall be adjourned to Monday, July 25, 2005, at the same time and place. At the adjourned meeting any number of shareholders who are present in person or proxy, or who have delivered a proxy card, shall constitute a quorum.

AFTER CAREFUL CONSIDERATION, OUR BOARD OF DIRECTORS RECOMMENDS THAT OUR SHAREHOLDERS VOTE "FOR" THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT.


I.   PROPOSAL ONE: ELECTION OF EXTERNAL DIRECTORS

We are subject to the Israeli Companies Law (the "Companies Law"). Under the Companies Law, Israeli companies whose shares have been offered to the public in or outside of Israel are required to appoint at least two external directors ("External Directors") to serve on their board of directors. The audit committee must include all External Directors among its members.

The Companies Law requires that External Directors be elected by a simple majority of votes, provided that one of the following shall apply:

     o the majority of votes shall include at least one third of all the votes of shareholders who are not the controlling shareholders of the Company (or any party acting on their behalf) and who participate in the voting; abstaining votes shall not be taken into account in calculating the total votes of these shareholders; OR

     o the total number of opposing votes from such shareholders shall not exceed one percent of the total voting rights in the Company.


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The Companies Law provides for an initial three-year term for an External
Director, which may be extended for one additional three-year term. External Directors may be removed only by the same special majority required for their election or by a court, and then only if the External Directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company. If we have fewer than two External Directors, our board of directors is required under the Companies Law to call a shareholders' meeting to appoint a new External Director.

Assuming that we maintain our status as a foreign private issuer, recently adopted Nasdaq National Market rules specify that our board of directors must contain a majority of independent directors by July 31, 2005. The External Directors, together with certain other directors who meet this independence requirement constitute a majority of our board of directors.

The members of our board of directors (other than External Directors, for whom special election requirements apply) are elected, and may in certain circumstances be removed, by a majority of our shareholders. Our articles of association provide that our board of directors (other than External Directors) will be divided into three staggered classes:

o The term of office of the directors assigned to class A will expire at our second annual meeting of shareholders to be held in 2006 and at each third succeeding annual meeting thereafter.

o The term of office of the directors assigned to class B will expire at the third annual meeting of shareholders, which will take place during the year following by not later than 15 months after the previous annual meeting and at each third succeeding annual meeting thereafter.

o The term of office of the directors assigned to class C will expire at the forth annual meeting of shareholders, which will take place during the year following by not later than 15 months after the previous annual meeting, and at each third succeeding annual meeting thereafter.

At the General Meeting, it is proposed that the election of Messrs. Amos Netzer and Ami Samuels as External Directors be considered and voted upon. Their terms would be for three years, expiring on July 18, 2010.

AMOS NETZER. Mr. Netzer has been a member of our board of directors since March 2005. Since 2000 he has been the managing director of Palram Industries Ltd., a public company traded on the Tel Aviv Stock Exchange. From 1998 until 2000 he was the managing director of SMS, a private company engaged in the production and distribution of plastic products to world markets, which Mr. Netzer also founded. Between 1993 and 1997, he was president of Suntuf, Inc., a U.S. based manufacturer of corrugated polycarbonate building panels, and responsible for the establishment of the North American marketing and distribution network of Palram Paltough Ltd. He holds a B.Sc. degree in industry and administrative engineering from the Technion Institute in Haifa and an MS degree in public policy and business administration from Tel Aviv University.

AMI SAMUELS. Mr. Samuels has been a member of our board of directors since March 2005. He is currently a partner in Star Ventures, an international investment company. From 2001 until 2003, he served as vice president and chief financial officer of Satlynx, a company specializing in two-way satellite broadband services. From 1998 until 2001, he was vice president for broadband networks at Gilat Satellite Networks, and from 1989 until 1998, he was a senior vice president of investment banking at Lehman Brothers. He holds a BA degree from Haifa University and a master's degree in management from Yale University.


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RESOLUTION

At the Meeting, it is proposed that the following resolution be adopted:

     "Resolved, that Messrs. Amos Netzer and Ami Samuels be elected as External Directors of the Company."

II.  PROPOSAL TWO: CASH COMPENSATION OF EXTERNAL DIRECTORS

External Directors may be compensated only in accordance with regulations adopted under the Companies Law.

These regulations provide three alternatives for cash compensation to External
Directors:

(1)  a fixed amount defined in and determined by the regulations;

(2)  an amount within a range set by the regulations; or

(3) an amount that is not lower than the compensation paid to any other director and that does not exceed the average compensation paid to all other directors who are not:

     a)   controlling shareholders of the Company,

     b) directors having an additional duty in the Company or who render services to the Company on an ongoing basis,

     c) directors having duties in an entity which is a controlling shareholder of the Company (or another entity controlled by such controlling shareholder), or who render services to such controlling shareholder (or another entity controlled by such controlling shareholder) on an ongoing basis, or

     d) directors who receive no compensation from the Company (all directors other than External Directors who do not fall within these categories
          a) through d) are referred to herein as "Other Directors").

Cash compensation in the fixed amount determined by the regulations does not require shareholder approval. Compensation determined in any other manner requires the approval of the Company's audit committee, board of directors and shareholders.

Cash compensation pursuant to the third option listed above is subject to the following conditions:

(i) the amount of compensation shall not be lower than the lowest compensation of any Other Director and shall not exceed the average amount such Other Directors receive, and such compensation shall be paid to them at the same time it is paid to the Other Directors;

(ii) all External Directors shall receive the same amount of compensation;


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(iii) there are at least two Other Directors serving on the Board of the
     Directors of the Company; and

(iv) such compensation shall be approved as required by the Companies Law.


The External Directors are prohibited from receiving any other compensation, directly or indirectly, in connection with their services to the Company, other than in the form of securities of the Company.

Compensation of External Directors must be determined prior to their consent to serve as an External Director.

RESOLUTION

At the Meeting, it is proposed that the following resolution be adopted:

     "Resolved, to approve the compensation to be paid to the Company's External Directors of $ 1,500 per meeting they attend in person and $ 300 per meeting attended by telephone communication."

III. PROPOSAL THREE: COMPENSATION TO EXTERNAL DIRECTORS BY GRANT OF OPTIONS

Under Israeli law, a company may issue shares or options to an External Director on the average terms granted to Other Directors. Prior to its IPO, the Company already decided to grant options to two directors, who do not fall within the category of "Other Directors", the chairman of our board of directors, Mr. Yair Shamir, to whom we agreed to grant 160,961 options and our CEO, Mr. Giora Ben-Zeev who has been granted 301,376 options.

Any grant of options to directors requires the approval of the Company's audit committee, board of directors and shareholders.

Whereas it is the intention of the Company to grant each of its directors (excluding Mr. Yair Shamir, the Chairman of the Board of Directors, and Mr. Giora Ben-Zeev, the Chief Executive Officer) with 23,540 options to purchase Shares at an exercise price of $14 per Share, it is proposed that the shareholders also approve to grant to each of our External Directors, subject to the aforesaid grant of options to the Other Directors, 23,540 options to purchase Shares. The options will vest in four tranches of 25% per year, beginning on March 16th, 2006, the first anniversary of the Company's IPO.

RESOLUTION

At the Meeting, it is proposed that the following resolution be adopted:

"Whereas it is the intention of the Company to grant each of its directors (excluding Mr. Yair Shamir, the Chairman of the Board of Directors, and Mr. Giora Ben-Zeev, the Chief Executive Officer to whom the company already agreed to grant shares prior to its IPO) with 23,540 options to purchase shares at an exercise price of $14 per Share, it is RESOLVED to approve the grant of options to purchase 23,540 Common Shares of the Company to each External Director at an exercise price of $14, subject to the aforesaid grant of options to the other directors. The options will vest in four tranches of 25% per year, beginning on March 16th, 2006, the first anniversary of the IPO. All options will be exercisable until August 24th, 2011."


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REPORTING REQUIREMENTS

We are subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), applicable to foreign private issuers. We fulfill these requirements by filing reports with the SEC. Our filings with the SEC may be inspected without charge at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public on the SEC's website at www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be taken as an admission that we are subject to the proxy rules under the Exchange Act.

By the Board of Directors
Giora Ben-Zeev
Chief Executive Officer
June 23, 2005


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